OPEN TEXT CORPORATION

275 Frank Tompa Drive

Waterloo, Ontario, Canada

T (519) 888-7111 F (519) 888-0677

January 13, 2010

By Electronic Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E. Mail Stop 4561

Washington, D.C. 20549

Attention:	Melissa Kindelan,

Staff Accountant, Division of Corporation Finance

Re:	Open Text Corporation

File No. 0-27544

Dear Ms. Kindelan:

This letter is to confirm our receipt of the Securities and Exchange Commission’s (“SEC”) letter addressed to Mr. Paul McFeeters, Chief Financial Officer of Open Text Corporation, dated December 22, 2009. We confirm that we will provide our written response to this letter in the week of January 25, 2010.

If you have any questions with the foregoing or would like to discuss further, please contact me at (905) 762-6234.

Sincerely,

/s/ Sujeet Kini.

Sujeet Kini,

Vice President, Corporate Controller, Open Text Corporation.

cc:	Paul McFeeters, Chief Financial Officer, Open Text Corporation

Gordon A. Davies, Chief Legal Officer and Secretary, Open Text Corporation